SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                XIOX Corporation
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    983905100
                                    ---------
                                 (CUSIP Number)

                                Gregory F. Wilbur
                   Bay Area Micro-Cap Management Company, LLC
                               1151 Bay Laurel Dr.
                              Menlo Park, CA 94025
                                 (650) 325-7779
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 19 , 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 10 pages

CUSIP No. 983905100                                              13D                                              Page 2 of 10 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Bay Area Micro-Cap Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

------------------------------------------------------------------------------------------------------------------------------------

  (6)    Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          260,564
Beneficially Owned
By Each Reporting
Person With                                                            (8)     Shared Voting Power        -0-

                                                                       (9)     Sole Dispositive Power     260,564

                                                                       (10)    Shared Dispositive Power   -0-

------------------------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  260,564
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.88%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 983905100                                              13D                                              Page 3 of 10 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Bay Area Micro-Cap Management Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

------------------------------------------------------------------------------------------------------------------------------------

  (6)    Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          260,564
Beneficially Owned
By Each Reporting
Person With                                                            (8)     Shared Voting Power        -0-

                                                                       (9)     Sole Dispositive Power     260,564

                                                                       (10)    Shared Dispositive Power   -0-

------------------------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  260,564
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.88%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 983905100                                              13D                                              Page 4 of 10 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Gregory F. Wilbur
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       PF, AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

------------------------------------------------------------------------------------------------------------------------------------

  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          8,000
Beneficially Owned
By Each Reporting
Person With                                                            (8)     Shared Voting Power        260,564

                                                                       (9)     Sole Dispositive Power     8,000

                                                                       (10)    Shared Dispositive Power   260,564

------------------------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  268,564
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  9.15%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 983905100                                              13D                                              Page 5 of 10 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      William A. Smart III
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

------------------------------------------------------------------------------------------------------------------------------------

  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)     Shared Voting Power        260,564

                                                                       (9)     Sole Dispositive Power     -0-

                                                                       (10)    Shared Dispositive Power   260,564

------------------------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  260,564
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.88%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 983905100                                              13D                                              Page 6 of 10 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Peter L. Holland
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

------------------------------------------------------------------------------------------------------------------------------------

  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)     Shared Voting Power        260,564

                                                                       (9)     Sole Dispositive Power     -0-

                                                                       (10)    Shared Dispositive Power   260,564

------------------------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  260,564
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.88%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

                  Class of Securities:          Common Stock

                  Issuer:                       XIOX Corporation

                  Principal Address:            577 Airport Boulevard, Suite 700
                                                Burlingame, California 94010

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) The undersigned hereby files this Schedule 13D Statement on behalf of Bay Area Micro-Cap Fund, L.P. ("BAMC Fund, L.P."), Bay Area Micro-Cap Management Company, LLC ("BAMC LLC"), Mr. Gregory F. Wilbur ("GFW"), William A. Smart III ("WAS") and Peter L. Holland ("PLH"). The principal business and office address for BAMC Fund L.P., BAMC LLC, GFW, WAS and PLH is 1151 Bay Laurel Drive, Menlo Park, California, 94025. BAMC Fund, L.P. is a venture capital fund. GFW is the majority managing member of BAMC LLC which is the general partner of BAMC Fund, L.P. WAS and PLH are managing members of BAMC LLC.

         (d)-(e)  Not Applicable

         (f) BAMC Fund, L.P. is a California limited partnership. BAMC LLC is a California limited liability company. GFW, WAS and PLH are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase by BAMC Fund, L.P. was made from working capital. The purchase by GFW was made from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The acquisitions of the securities of the Issuer by BAMC Fund, L.P. and by GFW were made for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). Based on information contained in Form 10-QSB for the quarter ended September 30, 1997, filed by the Issuer with the Securities and Exchange Commission, the Issuer had 2,932,934 shares of Common Stock issued and outstanding on September 30, 1997.

         (a)
                  BAMC Fund, L.P. is the beneficial owner of 260,564 shares of Common Stock, or approximately 8.88% of the Common Stock outstanding. BAMC Fund, L.P. purchased 150,458 shares on or before September 15, 1997. BAMC Fund, L.P. purchased an additional 1,552 shares, 2,000 shares, 5,000 shares, 5,000 shares, 500 shares, 2,000 shares, 30,798 shares, 1,600 shares, 1,000 shares, 7,500 shares, 3,000 shares, 2,700 shares, 1,000 shares, 3,000 shares, 8,666 shares, 13,600 shares, 2,600 shares and 18,700 shares on September 15, 1997, September 22, 1997, September 23, 1997, September 26, 1997, September 30, 1997, October 2, 1997, November 10, 1997, December 31, 1997, January 2, 1998, January 15, 1998, January 16, 1998, January 20, 1998, January 30, 1998,
         February 12, 1998, February 27, 1998, March 9, 1998, March 18, 1998 and
         March 19, 1998, respectively. GFW beneficially owns 8,000 shares of Common Stock, or approximately .27% of the Common Stock outstanding.

                                                              Page 8 of 10 Pages

         (b)
                  The general partner of BAMC Fund, L.P., BAMC LLC, manages the shares held by BAMC Fund, L.P. GFW as a managing member of BAMC LLC has the power to direct solely the vote and/or disposition of the shares held by BAMC Fund, L.P. WAS and PLH, acting together, have the power to direct the vote and/or disposition of the shares held by BAMC Fund, L.P. GFW has sole power to direct the vote and/or disposition of the shares held by GFW.

         (c)
                  Transactions effected in the past 60 days by the persons listed in Item 2 are disclosed in (a) above.

         (d)
                  Except as described in this Schedule 13D Statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by BAMC Fund, L.P.

         (e)
                  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS

                  Exhibit A:  Joint Filing Statement.

                                                              Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Bay Area Micro-Cap Fund, L.P.

By:      Bay Area Micro-Cap Management Company, LLC
         Its General Partner



By:  /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur, Managing Member




Bay Area Micro-Cap Management Company, LLC



By:  /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur, Managing Member




     /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur



     /s/ William A. Smart III
     ----------------------------------
     William A. Smart III



     /s/ Peter L. Holland
     ----------------------------------
     Peter L. Holland

                                                             Page 10 of 10 Pages
                                   EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Bay Area Micro-Cap Fund, L.P.

By:      Bay Area Micro-Cap Management Company, LLC
         Its General Partner



By:  /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur, Managing Member




Bay Area Micro-Cap Management Company, LLC



By:  /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur, Managing Member




     /s/ Gregory F. Wilbur
     ----------------------------------
     Gregory F. Wilbur



     /s/ William A. Smart III
     ----------------------------------
     William A. Smart III



     /s/ Peter L. Holland
     ----------------------------------
     Peter L. Holland

                                       10